Apollo HOSPITALS
TOUCHING LIVES

2nd November 2009

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302


09047364

Dear Sir,

Sub: Unaudited Financial Results for the quarter/ Half year ended 30th September 2009

Ref : Apollo Hospitals Enterprise Limited - File No. 82-34893

Further to our letter dated 29th October 2009, we have published Unaudited financial results of the Company for the quarter/half year ended 30th September 2009 in "The Economic Times" on 31st October 2009 and the copy of the same is enclosed herewith for your reference.

Please take note of the same in your records.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED





L. LAKSHMI NARAYANA REDDY
GENERAL MANAGER – SECRETARIAL.



IS/ISO 9001:2000

The Economic Times / Saturday /31/October / 2009

Apollo Hospitals Enterprise Limited

Regd. Office : No.19, Bishop Gardens, Raja Annamalaipuram, Chennai-600 028.


Apollo
HOSPITALS
TOUCHING LIVES

Unaudited Financial Results for the Quarter ended 30th September 2009

(Rs. in Lakhs)

S No.	Particulars	Quarter Ended Reviewed		Half year Ended Reviewed		Year Ended Audited
		30.09.2009	30.09.2008	30.09.2009	30.09.2008	31.03.2009
1	(a) Income from Services	45,606	36,483	86,201	69,390	145,798
	(b) Other Operating Income	-	-	-	-	-
	Total Income (a+b)	**45,606**	**36,483**	**86,201**	**69,390**	**145,798**
2	**Expenditure**					
	(a) Increase/Decrease in Stock in trade	-	-	-	-	-
	(b) Material consumption	23,755	19,131	44,862	36,532	76,865
	(c) Employees Cost	6,903	5,213	13,218	10,043	22,105
	(d) Depreciation	1,274	1,064	2,580	2,042	4,392
	(e) Other expenditure	895	1,081	2,142	2,138	4,159
	(f) General Administrative Expenses	6,190	4,938	10,976	8,937	18,774
	(g) Selling and Distribution Expenses	558	411	935	618	1,883
	Total Expenditure	**39,575**	**31,838**	**74,713**	**60,310**	**128,178**
3	**Profit from Operations before Other Income, Interest & Exceptional Items (1-2)**	**6,031**	**4,645**	**11,488**	**9,080**	**17,620**
4	Other Income	209	548	1,677	935	2,237
5	**Profit before Interest & Exceptional Items (3+4)**	**6,240**	**5,193**	**13,165**	**10,015**	**19,857**
6	Interest	1,025	666	1,858	1,066	2,231
7	**Profit after Interest but before Exceptional Items (5-6)**	**5,215**	**4,527**	**11,307**	**8,949**	**17,626**
8	Exceptional Items	-	-	-	-	-
9	**Profit (+) / Loss (-) from Ordinary Activities before tax (7+8)**	**5,215**	**4,527**	**11,307**	**8,949**	**17,626**
10	Provision for Taxation					
	Current	1,509	1,301	3,007	2,687	4,798
	Previous	-	-	-	-	-
	Deferred	300	161	414	221	369
	Fringe Benefit tax	-	52	-	101	250
11	**Net Profit (+) / Loss (-) from Ordinary Activities after tax (9-10)**	**3,406**	**3,013**	**7,886**	**5,940**	**12,209**
12	Extraordinary Item	-	-	-	-	**402**
13	**Net Profit (+) /Loss (-) for the period (11-12)**	**3,406**	**3,013**	**7,886**	**5,940**	**11,807**
14	Paid-up equity share capital (Face value Rs.10/- per share)	6,178	6,023	6,178	6,023	6,023
15	Reserves excluding Revaluation Reserves as per balance sheet of previous accounting year	-	-	-	-	131,062
16	EPS for the period for the year to date and for previous year					
	Before Extraordinary Item					
	Basic	*5.51	*5.08	*12.79	*10.06	20.25
	Diluted	*5.51	*4.88	*12.79	*9.61	19.54
	After Extraordinary Item					
	Basic	*5.51	*5.08	*12.79	*10.06	19.80
	Diluted	*5.51	*4.88	*12.79	*9.61	19.11
17	**Total Public Shareholding (##)**					
	(a) Number of Shares	36,417,822	36,518,161	36,417,822	36,518,161	36,414,617
	(b) Percentage of Shareholding	58.94	60.63	58.94	60.63	60.45
18	Promoters and Promoter Group Shareholding					
	(a) Pledged / Encumbered					
	Number of Shares	13,310,086	NA	13,310,086	NA	10,975,086
	% of Shares (As a % of total Shareholding of promoter and Promoter Group)	64.29	NA	64.29	NA	57.36
	% of Shares (As a % of total Share Capital of the Company)	21.54	NA	21.54	NA	18.22
	(b) Non - Encumbered					
	Number of Shares	7,393,951	NA	7,393,951	NA	8,158,199
	% of Shares (As a % of total Shareholding of promoter and Promoter Group)	35.71	NA	35.71	NA	42.64
	% of Shares (As a % of total Share Capital of the Company)	11.97	NA	11.97	NA	13.54

* Not Annualised

Total Public Shareholding as defined under Clause 40A of the Listing Agreement (excludes shares held by Promoters and Global Depositary Receipt Holders)

Segment Reporting under Clause 41 of the Listing Agreement with Stock Exchange for the Quarter ended 30th September 2009

(Rs. in Lakhs)

S No.	Particulars	Quarter Ended Reviewed		Half year Ended Reviewed		Year Ended Audited
		30.09.2009	30.09.2008	30.09.2009	30.09.2008	31.03.2009
1.	**Segment Revenue (Net Sales / Income from each segment)**					
	a) Healthcare Services	33,725	28,394	64,359	54,549	112,380
	b) Pharmacy	11,885	8,093	21,851	14,848	33,433
	c) Others	209	548	1,677	935	2,237
	SUB - TOTAL	**45,819**	**37,035**	**87,887**	**70,332**	**148,050**
	Less : Intersegmental Revenue	4	4	9	7	15
	Net Sales / Income from Operations	**45,815**	**37,031**	**87,878**	**70,325**	**148,035**
2.	**Segment Results (profit (+) / loss (-) before Tax & Interest from each segment)**					
	a) Healthcare Services	6,401	4,995	12,458	9,887	19,847
	b) Pharmacy	(370)	(350)	(970)	(807)	(2,227)
	c) Others	209	548	1,677	935	2,237
	SUB - TOTAL	**6,240**	**5,193**	**13,165**	**10,015**	**19,857**
	Less : (i) Interest (Net)	1,025	666	1,858	1,066	2,231
	(ii) Other un-allocable expenditure net of un-allocable income	-	-	-	-	402
	Profit Before Tax	**5,215**	**4,527**	**11,307**	**8,949**	**17,224**
3.	**Capital Employed** (Segment Assets-Segment Liabilities)					
	a) Healthcare Services	149,667	112,112	149,667	112,112	125,543
	b) Pharmacy	18,396	12,633	18,396	12,633	14,967
	c) Others	31,580	51,573	31,580	51,573	41,520
	TOTAL	**199,643**	**176,318**	**199,643**	**176,318**	**182,030**

Notes :

1. The above financial results were reviewed by the Audit Committee and approved by the Board of Directors at its meeting held on 29th October 2009. Limited review of these results as required under Clause 41 of the Listing Agreement has been carried out by the Statutory Auditors.
2. Information on Investor Complaints pursuant to clause 41 of the Listing Agreement for the quarter ended 30th September 2009.

No. of Complaints (Nature of Complaints : Non receipt of Share certificates, Dividend, Annual Report etc)			
Pending as on 30th June 2009	Recd. during the quarter	Disposed off during the quarter	Lying unresolved as on 30/09/2009
Nil	36	36	Nil

3. Previous quarter/ period's figures have been regrouped / rearranged.

By order of the Board
for APOLLO HOSPITALS ENTERPRISE LIMITED

Place : Chennai
Date : 29th October 2009

DR. PRATHAP C REDDY
EXECUTIVE CHAIRMAN


Apollo
HOSPITALS
TOUCHING LIVES

29th October 2009

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

Dear Sir,

Sub: Board Decisions

Further to our letter dated 13th October 2009, the Board of Directors at its meeting held on 29th October 2009 has taken the following decisions.

(i) Approved the Unaudited financial results for the quarter/half year ended 30th September 2009 as per annexure enclosed. Copy of the Limited Review Report on the above results submitted by the Statutory Auditors of the Company is also enclosed.

(ii) Approved the resignation of Mr. Neeraj Bharadwaj as a director (Nominee of Apax Mauritius FDI One Limited) of the Company.

(iii) Approved the appointment of Mr. Sandeep Naik as a director (Nominee of Apax Mauritius FDI One Limited) of the Company.

Kindly take note of the same in your records.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
AND COMPANY SECRETARY.

IS/ISO 9001:2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : "Ali Towers", IIIrd Floor, #55, Greams Road, Chennai - 600 006. Tel : 044 - 28290956, 28293896, 2829 3333
Extn : 6681, Telefax : 044 - 2829 0956 E-mail : apolloshares@vsnl.net Website : www.apollohospitals.com
Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028.

Apollo Hospitals Enterprise Limited

Regd. Office : No. 19 Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

Unaudited Financial Results for the Quarter ended 30th September 2009

(Rs.in Lakhs)

Sno	Particulars	Quarter Ended		Half Year Ended		Year Ended
		Reviewed		Reviewed		Audited
		30.09.2009	30.09.2008	30.09.2009	30.09.2008	31.03.2009
1	(a)Income from Services	45,606	36,483	86,201	69,390	145,798
	(b) Other Operating Income	-	-	-	-	-
	Total Income (a + b)	45,606	**36,483**	**86,201**	**69,390**	**145,798**
2	**Expenditure**					
	(a) Increase/Decrease in Stock in trade					
	(b) Material consumption	23,755	19,131	44,862	36,532	76,865
	(c) Employees Cost	6,903	5,213	13,218	10,043	22,105
	(d) Depreciation	1,274	1,064	2,580	2,042	4,392
	(e) Other expenditure	895	1,081	2,142	2,138	4,159
	(f) General Administrative Expenses	6,190	4,938	10,976	8,937	18,774
	(g) Selling and Distribution Expenses	558	411	935	618	1,883
	Total Expenditure	**39,575**	**31,838**	**74,713**	**60,310**	**128,178**
3	Profit from Operations before Other Income,Interest & Exceptional items (1 - 2)	**6,031**	**4,645**	**11,488**	**9,080**	**17,620**
4	Other Income	209	548	1,677	935	2,237
5	Profit before Interest & Exceptional items (3 + 4)	**6,240**	**5,193**	**13,165**	**10,015**	**19,857**
6	Interest	1,025	666	1,858	1,066	2,231
7	Profit after Interest but before Exceptional items (5 - 6)	**5,215**	**4,527**	**11,307**	**8,949**	**17,626**
8	Exceptional items	-	-	-	-	-
9	Profit (+) / Loss (-) from Ordinary Activities before tax (7 + 8)	**5,215**	**4,527**	**11,307**	**8,949**	**17,626**
10	Provision for Taxation					
	Current	1,509	1,301	3,007	2,687	4,798
	Previous	-	-	-	-	-
	Deferred	300	161	414	221	369
	Fringe Benefit tax	-	52		101	250
11	Net Profit (+) / Loss (-) from Ordinary Activities after tax (9 - 10)	**3,406**	**3,013**	**7,886**	**5,940**	**12,209**
12	Extraordinary item	-	-	-	-	402
13	Net Profit (+) / Loss (-) for the period (11 - 12)	**3,406**	**3,013**	**7,886**	**5,940**	**11,807**
14	Paid-up equity share capital (Face value Rs.10/- per share)	6,178	6,023	6,178	6,023	6,024
15	Reserves excluding Revaluation Reserves as per balance sheet of previous accounting year					131,062
16	EPS for the period for the year to date and for previous year					
	Before Extraordinary Item					
	Basic	*5.51	*5.08	*12.79	*10.06	20.25
	Diluted	*5.51	*4.88	*12.79	*9.61	19.54
	After Extraordinary Item					
	Basic	*5.51	*5.08	*12.79	*10.06	19.80
	Diluted	*5.51	*4.88	*12.79	*9.61	19.11
17	Total Public Shareholding (##)					
	(a) Number of Shares	36,417,822	36,518,161	36,417,822	36,518,161	36,414,617
	(b) Percentage of Shareholding	58.94	60.63	58.94	60.63	60.45
18	Promoters and Promoter Group Shareholding					
a)	Pledged/Encumbered					
	Number of Shares	13,310,086	NA	13,310,086	NA	10,975,086
	% of shares (as a % of total Shareholding of Promoter and Promoter group)	64.29	NA	64.29	NA	57.36
	% of shares (as a % of total Share capital of the Company)	21.54	NA	21.54	NA	18.22
b)	Non-Encumbered					
	Number of Shares	7,393,951	NA	7,393,951	NA	8,158,199
	% of shares (as a % of total Shareholding of Promoter and Promoter group)	35.71	NA	35.71	NA	42.64
	% of shares (as a % of total Share capital of the Company)	11.97	NA	11.97	NA	13.54

* Not Annualised

Total Public Shareholding as defined under Clause 40A of the Listing Agreement (excludes shares held by Promoters and Global Depositary Receipt Holders)

For APOLLO HOSPITALS ENTERPRISE LTD.



SUNEETA REDDY

Executive Director-Finance

Apollo Hospitals Enterprise Limited

Regd. Office : No. 19 Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

Segment Reporting under Clause 41 of the Listing Agreement with Stock Exchange for the Quarter ended 30th September 2009

(Rs.in Lakhs)

Particulars	Quarter Ended		Half Year Ended		Year Ended
	Reviewed		Reviewed		Audited
	30.09.2009	30.09.2008	30.09.2009	30.09.2008	31.03.2009
1.Segment Revenue (Net Sales / Income from each segment)					
a) Healthcare Services	33,725	28,394	64,359	54,549	112,380
b) Pharmacy	11,885	8,093	21,851	14,848	33,433
c) Others	209	548	1,677	935	2,237
SUB - TOTAL	45,819	37,035	87,887	70,332	148,050
Less : Intersegmental Revenue	4	4	9	7	15
Net Sales / Income from Operations	45,815	37,031	87,878	70,325	148,035
2. Segment Results (profit (+) / loss (-) before Tax and Interest from each segment)					
a) Healthcare Services	6,401	4,995	12,458	9,887	19,847
b) Pharmacy	(370)	(350)	(970)	(807)	(2,227)
c) Others	209	548	1,677	935	2,237
					-
SUB - TOTAL	6,240	5,193	13,165	10,015	19,857
Less : (i)Interest (Net)	1,025	666	1,858	1,066	2,231
(ii)Other un-allocable expenditure net of un-allocable income	-	--	--	--	402
Profit Before Tax	5,215	4,527	11,307	8,949	17,224
3. Capital Employed (Segment Assets-Segment Liabilities)					
a) Healthcare Services	149,667	112,112	149,667	112,112	125,543
b) Pharmacy	18,396	12,633	18,396	12,633	14,967
c) Others	31,580	51,573	31,580	51,573	41,520
TOTAL	199,643	176,318	199,643	176,318	182,030

Notes :

1 The above financial results were reviewed by the Audit Committee and approved by the Board of Directors at its meeting held on 29th October 2009
Limited Review of these results as required under Clause 41 of the Listing Agreement has been carried out by the Statutory Auditors

2 Information on Investor Complaints pursuant to clause 41 of the Listing Agreement for the quarter ended 30thSeptember 2009

No. of Complaints (Nature of Complaints : Non receipt of share certificates, Dividend, Annual Report etc)			
Pending as on 30th June 2009	Recd during the quarter	Disposed off during the quarter	Lying unresolved as on 30th September 2009
Nil	36	36	Nil

3 Previous quarter/period's figures have been regrouped/rearranged.

By order of the Board
for APOLLO HOSPITALS ENTERPRISE LIMITED

Place : Chennai

Date : 29th October 2009

Dr. Prathap C Reddy
Executive Chairman



For APOLLO HOSPITALS ENTERPRISE LTD.

SUNEETA REDDY
Executive Director-Finance

C.N. RAMACHANDRAN
B.Com., F.C.A., A.T.I.I. (Lond.)
V.C. KRISHNAN
M.A. (Eco.), F.C.A., M.B.A. (U.S.A.)
C.N. SRINIVASAN
B.Com., F.C.A., M.B.I.M. (Lond.)
CHELLA K. SRINIVASAN
B.Com., F.C.A.
R.M. NARAYANAN
M.Com., F.C.A., P.G.D.M.
CHELLA K. RAGHAVENDRAN
B.Com., F.C.A., D.I.S.A. (I.C.A.)

MESSRS. S. VISWANATHAN
CHARTERED ACCOUNTANTS
17, Bishop Wallers Avenue (West),
Mylapore, Chennai - 600 004.

BRANCHES:
27/34, 2nd Floor, Nandidurg Road, Jayamahal Extension,
Bangalore - 560 046. Tel. : 91-80-23530535
3, Artsan Towers, II Floor, Vasantham Colony, Trichy Road,
Ramanathapuram, **Coimbatore - 641 045.** Tel. : 91-422-4367065

Tel. : 91-44-24991147
24994423
24994510
Fax : 91-44-24994510
Grams : BROWNTIC
E-Mail : sviswa1@vsnl.com
Website : www.sviswanathan.com

Review Report to M/s. Apollo Hospitals Enterprise Limited

We have reviewed the accompanying statement of unaudited financial results of Apollo Hospitals Enterprise Limited for the period ended 30th September 2009. This statement is the responsibility of the Company's Management and has been approved by the Board of Directors/ committee of Board of Directors. Our responsibility is to issue a report on these financial statements based on our review.

We conducted our review in accordance with the Standard on Review Engagement (SRE) 2400, *Engagements to Review Financial Statements* issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and an analytical procedure applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

Based on our review conducted as above, nothing has come to our attention that causes us to believe that the accompanying statement of unaudited financial results prepared in accordance with applicable accounting standards and other recognized accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.


S. VISWANATHAN
CHENNAI
600 004
CHARTERED ACCOUNTANTS

For **M/s.S.Viswanathan**
Chartered Accountants

29/10/09

V C Krishnan
Partner
Membership No:22167

Chennai
Date: 29/10/2009


Apollo
HOSPITALS
TOUCHING LIVES

27th October 2009

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

Dear Sir,

Sub: Independent Research Report

Ref : Apollo Hospitals Enterprise Limited - File No. 82-34893

We wish to inform you that the IER (Independent Equity Research) wing of CRISIL has assigned to the Company a fundamental grade of 4/5, indicating a superior rating. (Assessment – 10 to 25% upside from Current Market Price)

Please find enclosed IER Report by CRISIL on Apollo Hospitals Enterprise Limited.

Kindly take on record.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
AND COMPANY SECRETARY.

IS/ISO 9001:2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : "Ali Towers", IIIrd Floor, #55, Greams Road, Chennai - 600 006. Tel : 044 - 28290956, 28293896, 2829 3333
Extn : 6681, Telefax : 044 - 2829 0956 E-mail : apolloshares@vsnl.net Website : www.apollohospitals.com
Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028.

CRISIL
RESEARCH

Independent Equity Research

Enhancing investment decision


Business Prospects
Financial Performance
Evaluation of Management
Corporate Governance

Indepth analysis of the fundamentals and valuation

Apollo Hospitals Enterprise Limited

CRISIL Independent Equity Research Team

Senior Director
S. Venkataraman

Analytical Contacts

Chetan Majithia	chetanmajithia@crisil.com	+91 (22) 6644 4148
Vishal Rampuria	vrampuria@crisil.com	+91 (22) 6691 3525
Sagar Parikh	sparikh@crisil.com	+91 (22) 6691 3502
Nihag Shah	ndshah@crisil.com	+91 (22) 6691 3533
Ravi Dodhia	rdodhia@crisil.com	+91 (22) 6691 3508
Sonali Salgaonkar	ssalgaonkar@crisil.com	+91 (22) 6691 3597
Neeta Khilnani	nkhilnani@crisil.com	+91 (22) 6644 1882

[illegible]

Nagarajan Narasimhan	nnarasimhan@crisil.com	+91 (22) 6691 3536
Ajay D'Souza	adsouza@crisil.com	+91 (22) 6691 3567
Manoj Mohta	mmohta@crisil.com	+91 (22) 6691 3554
Sachin Mathur	smathur@crisil.com	+91 (22) 6691 3541
Sridhar C	SridharC@crisil.com	+91 (22) 6691 3546
Sudhir Nair	snair@crisil.com	+91 (22) 6691 3526

Business Development Contacts

Vishal Thakkar	tvishal@crisil.com	+91 98 201 86264
Vinaya Dongre	vdongre@crisil.com	+91 99 202 25174
Sagar Sawarkar	ssawarkar@crisil.com	+91 98 216 38322
Sejal Kothari	sakothari@crisil.com	+91 99 206 25746
Gayathri S	gayathris@crisil.com	+91 98 864 98175

CRISIL's Equity Offerings

The Equity Group at CRISIL Research provides a wide range of services including:

- Independent Equity Research
- IPO Grading
- White Labelled Research
- Valuation on companies for use of Institutional Investors, Asset Managers, Corporates

Other Services by the Research group include:

- CRISINFAC Industry research on over 60 industries and Economic Analysis
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Explanation of CRISIL Fundamental and Valuation (CFV) matrix

The CFV Matrix (CRISIL Fundamental and Valuation Matrix) **addresses the two important analysis of an investment making process – Analysis of Fundamentals (addressed through Fundamental Grade) and Analysis of Returns (Valuation Grade)**

Fundamental Grade

CRISIL's Fundamental Grade represents an overall assessment of the fundamentals of the company graded in relation to other listed equity securities in India. The grade facilitates easy comparison of fundamentals between companies, irrespective of the size or the industry they operate in. The grading factors in the following:

- Business Prospects: Business prospects factors in Industry prospects and company's future financial performance
- Management Evaluation : Factors such as track record of the management, strategy are taken into consideration
- Corporate Governance : Assessment of adequacy of corporate governance structure and disclosure norms

The grade is assigned on a five-point scale from grade 5 (indicating Excellent fundamentals) to grade 1 (Poor fundamentals)

CRISIL Fundamental Grade	Assessment
5/5	Excellent fundamentals
4/5	Superior fundamentals
3/5	Good fundamentals
2/5	Moderate fundamentals
1/5	Poor fundamentals

Valuation Grade

CRISIL's Valuation Grade represents an assessment of the potential value in the company stock for an equity investor over a 12 month period. The grade is assigned on a five-point scale from grade 5 (indicating strong upside from the current market price (CMP)) to grade 1 (strong downside from the CMP).

CRISIL Valuation Grade	Assessment
5/5	Strong upside (>25% from CMP)
4/5	Upside (10-25% from CMP)
3/5	Align (+-10% from CMP)
2/5	Downside (negative 10-25% from CMP)
1/5	Strong downside (<-25% from CMP)

Independent Research Report – Apollo Hospitals Enterprise Ltd.

'Superior fundamentals and potential upside' Industry: Healthcare
Date: 22 September 2009



CRISIL
RESEARCH

Apollo, largest private healthcare provider, pioneer of corporate healthcare in India

Apollo Hospitals Enterprise Limited (Apollo) is the pioneer of corporate healthcare in India and is India's largest private healthcare provider, with a network of about 4,500 owned and 3,100 managed beds spread across 25 cities in India. It is also present in other healthcare businesses such as pharmacies, clinics, hospital consultancy, health insurance and healthcare BPO.

Bright healthcare industry prospects provide immense growth opportunities

The healthcare delivery market is expected to grow at a 10-year CAGR of 11.3% to reach Rs 4.95 Tn by 2018. In order to meet the deficit, India needs to set up 0.81 million additional hospitals beds at an investment of Rs 2.1 Tn by 2018. Apollo, with its strong brand and proven capability in the industry, is well-positioned to benefit.

Apollo will increase its footprint by adding over 2,500 beds in the next 3-5 years

Apollo plans to add over 2,500 beds in the next three to five years with an investment of Rs 15 Bn, a bulk of which will be spent in the next three years. It is setting up hospitals in Chennai, Mumbai, Hyderabad as well as in smaller cities such as Trichy and Nellore through its 'Reach' initiative wherein the company is setting up 100-200 bed acute care hospitals in Tier II cities so as to capture the under served market in these locations.

Pharmacy business to remain a drag until it turns EBIT positive in FY11

Apollo operates a network of 917 pharmacies mainly in Andhra Pradesh, Tamil Nadu, Karnataka, Maharashtra and Gujarat. We expect pharmacy business to contribute ~20% of revenues in FY10, down from ~21% in FY09. Further, Apollo earned a -7% EBIT margin n FY09, which we expect to be about -3 to -4 in FY10 before turning positive in FY11. We expect positive EBIT levels by FY11 as new outlets added in FY09 and FY10 achieve breakeven, closure of non-performing outlets and lower lease rentals.

Revenues to register a 3 year CAGR of 22%; EBITDA margins to improve 220 bps

We expect Apollo's revenues are grow to Rs 29.1 Bn by FY12, at a 3 year CAGR of 22%. The growth in revenues will be a result of commissioning of new hospital projects as well as higher occupancies in the existing ones. We also expect EBITDA margins to improve to 16.2% by FY12 from the 14.2% in FY09 primarily because pharmacy business will turn EBIT positive and profitability of new hospitals will improve. We expect Apollo's EPS to be Rs 32.3 by FY12 registering a 26% CAGR.

We assign Apollo fundamental and valuation grade of '4/5 each

Apollo's fundamental grade of **'4/5'** indicates its fundamentals are **'Superior'** relative to other listed securities in India. The grade factors in Apollo's strong management, good corporate governance and industry leadership position. However, it is tempered by current losses made in the pharmacy business and subdued financial performance of its JVs, subsidiaries and associates — particularly Apollo DKV Insurance Company Ltd. A valuation grade of **'4/5'** indicates that there is a potential **'Upside'** from the current market price of our fundamental value of Rs 642 per share.

Key Forecast (consolidated)

Rs (Mn)	FY08	FY09	FY10E	FY11E	FY12E
Sales	12,148	16,142	20,564	24,942	29,130
EBITDA	1,842	2,288	3,178	3,781	4,771
Net Income	633	969	1,582	1,557	1,993
EPS	10.8	16.1	25.6	25.2	32.3
EPS growth (%)	-42%	49%	59%	-2%	28%
BV per share (Rs)	222.6	242.9	266.2	282.0	304.3
PE (x)	50.9	34.1	21.4	21.8	17.0
P/BV (x)	2.5	2.3	2.1	1.9	1.8
RoCE (%)	8.1%	9.2%	10.5%	10.5%	13.2%
RoE (%)	6.1%	7.0%	10.2%	9.2%	11.0%
EV/EBITDA (x)	17.9	16.1	13.3	11.3	9.1

Source: CRISIL Equities Estimates

CFV matrix



Fundamental Grade
5
4
3
2
1
1 2 3 4 5
Valuation Grade

Key stock statistics

Fundamental price	642
Current market price	539
Shares outstanding (Mn)	62
Market cap (Rs Mn)	33,335
Enterprise value (Rs Mn)	42,362
52-week range(Rs)(H/L)	625/345
PE on EPS estimate (FY10E)(x)	21.4
Beta	0.8
Free float (%)	66.5
Average daily volumes	32,945

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Apollo
S&P CNX Nifty

- Indexed to 100

Shareholding as on June '09



Others 18.7%
Promoters 33.5%
Foreign corporate bodies 21.4%
Indian Institutions 1.1%
FII's 25.3%

Analytical contact

Chetan Majithia (Head, Equities) +91 22 66444148
Karan Vasani +91 22 66444107
Email: clientservicing@crisil.com +91 22 66913561

Fundamental Grading — Grade: 4/5

Apollo's fundamentals are 'Superior' relative to other listed securities in India

We assign Apollo a fundamental grade of **'4/5**, which indicates its fundamentals are **'Superior'** relative to other listed securities in India. This grade factors in the following aspects:

- India at present has about 0.9 hospital beds per 1,000 population as against the global benchmark of 3 – 3.5 beds per 1,000 population indicating a huge shortage of healthcare infrastructure in the country. To address the gap India needs to set up an additional 0.81 million hospitals beds with an investment of Rs 2.1 Tn by 2018. Apollo, with its strong brand and proven capabilities in the healthcare space is very well positioned to benefit from this opportunity.
- Apollo holds a strong position in the Indian healthcare delivery market. With a network of over 2,654 owned beds, 1,890 beds operated through subsidiaries, JVs and associates; and 3,100 managed beds, Apollo stands as the largest healthcare provider in the country. Its widespread presence helps the company to tap business opportunities in the growing healthcare sector, as well as enables it to absorb losses from new hospitals, without significant adverse impacting to its its financial profile.

It is India's largest healthcare provider, who will add over 2,500 beds in the next three to five years

- Apollo has huge expansion plans over the next 3-5 years where in it plans to set up over 2,500 hospital beds with a capital expenditure of over Rs 15 billion, bulk of which is expected in next three years. Apollo's strategy is to expand in large cities such as Mumbai and Chennai as well as in Tier II cities such as Trichy and Nellore through its 'Reach' initiative.
- Apollo's currently loss-making (-7% EBIT margin in FY09) pharmacy business, is expected to turn EBIT positive only by FY11. This will be a result of a multiple factors including, existing outlets becoming mature (generally a new pharmacy outlet takes around 12 18 months to break even at EBIT level), closure of non-performing outlets and reduced lease rentals. Besides diversifying the company's revenue stream, the business once profitable will also boost Apollo's RoCE as it is less capital-intensive when compared to the hospital business.
- We expect Apollo's EPS to be Rs 32.3 by FY12, registering a 26% 3-year CAGR mainly on account of healthy top line growth of 22% during the same period. EBITDA margins are expected to improve by 220 bps to be 16.4 per cent in FY12 from 14.2% in FY09. However we expect net margin to improve only by 80 bps as higher interest charges would offset some of the operating improvements.
- We feel that the weak financial performance of subsidiaries and group companies is a key concern for Apollo. While Apollo Health Street has successfully turned around and reported a net profit in FY09 after reporting losses in FY08, the performance of other companies such as Apollo DKV, Apollo Hospitals Intl. Ltd, Imperial Hospitals and Research Centre Ltd and Apollo Health and Lifestyle Ltd remains weak. These four companies in total reported a net loss of Rs 278 Mn in FY09 of which Apollo DKV contributed the most (52%). Apollo Hospitals Intl. Ltd (Ahmedabad hospital) and Imperial Hospitals and Research Centre (Bengaluru hospital) are currently loss-making units as they are still in the initial gestation period and we expect them to breakeven at PAT level by FY12.

Grading Rationale

Bright healthcare industry prospects provide immense growth opportunities

CRISIL Research expects the market to grow at a CAGR of around 11.3 per cent over the next 10 years and become an industry of Rs 4.95 Tn by 2018. There is a huge shortage of healthcare infrastructure in the country and to address this India needs to set up an additional 0.81 million hospitals beds at an investment of Rs 2.1 Tn by 2018. *(For further details please refer to the Industry outlook section of this report)*

Apollo, largest private healthcare provider, pioneer of corporate healthcare in India

Largest private healthcare provider with a pan India footprint

Apollo Hospitals, promoted by Dr. Prathap C. Reddy, is the first corporate hospital in India. It commenced operations in 1984 in Chennai, In 1988 it set up a second facility in Hyderabad. In the 1990 s the company expanded its operations in Delhi, Chennai and Madurai

Today Apollo is the country's largest private healthcare provider with a network of over 7,600 beds spread across India. Fortis Healthcare the second largest private healthcare provider has a network of about 5,050 beds (post the Wockhardt acquisition).

Quality of service in line with international benchmarks

Apollo's quality of service and average length of stay (ALOS) are comparable to global benchmarks. Joint Commission International (JCI), the world leader in assessing healthcare quality and patient safety, accredited six of Apollo's Indian hospitals and one managed in Dhaka. Totally, only 12 hospitals in India have been accredited. The other accredited hospitals include hospitals of Fortis (including the erstwhile Wockhardt) and Asian Heart Institute. Accreditation by JCI indicates that a hospitals quality of service is comparable to international benchmarks and speaks of operational excellence.

With its pan India footprint and reputation for quality, Apollo enjoys tremendous brand recognition lending it premium pricing power. Also, the large scale of business operations positions it to tap business opportunities as they arise in this growing healthcare sector.

Table 1: Hospitals beds owned and managed by Apollo as of 30th June, 2009

No	Name	Location	Holding company	Type	% holding	No of beds
I	**Beds owned directly by AHEL**					**2,654**
1	Apollo Hospitals, Greams Lane	Chennai	-	-	-	619
2	Apollo Speciality Hospital , Nandanam	Chennai	-	-	-	251
3	Apollo Hospitals ,Thondiarpet	Chennai	-	-	-	60
4	First Med Hospital , PH Road	Chennai	-	-	-	120
5	Apollo Hospitals ,Sowcarpet	Chennai	-	-	-	17
6	Apollo Childrens Hospital	Chennai	-	-	-	81
7	Apollo Hospitals, Jubilee Hills	Hyderabad	-	-	-	345
8	Apollo Emergency , Hyderguda	Hyderabad	-	-	-	38
9	Apollo Emergency Medical Centres	Hyderabad	-	-	-	18
10	Apollo DRDO	Hyderabad	-	-	-	110
11	Apollo Centre, Vikrampuri	Hyderabad	-	-	-	75
12	Apollo Hospitals	Madurai	-	-	-	185
13	Apollo Heart & Kidney Hospital	Vizag	-	-	-	65
14	Apollo Hospitals	Aragonda	-	-	-	54
15	Apollo Hospitals	Bilaspur	-	-	-	250
16	Apollo BGS Hospitals and Medical Centre	Mysore	-	-	-	176
17	Apollo Loga Reach Hospital	Karur	-	-	-	70
18	Apollo Reach Hospital	Karim nagar	-	-	-	120
II	**Beds owned through Subsidiaries, JVs and Associates**					**1,890**
1	Apollo Hospitals	Kakinada	Samudra Healthcare Enterprises Ltd	Subsidiary	100%	150
2	Apollo Hospitals	Bangalore	Imperial Hospital and Research Centre	Subsidiary	51%	250
3	Apollo Hospitals	Delhi	Indraprastha Medical Corporation Ltd	Associate	20.4%	632
4	Apollo Hospitals	Noida	Indraprastha Medical Corporation Ltd	Associate	20.4%	100
5	Apollo Gleneagles Hospitals and Clinic	Kolkotta	Apollo Gleneagles Hospital Ltd	Joint Venture	50%	438
6	Apollo Hospitals	Ahmedabad	Apollo Hospitals International Ltd	Joint Venture	50%	300
7	Apollo Hospitals - City Centre	Ahmedabad	Apollo Hospitals International Ltd	Joint Venture	50%	20
III	**Managed beds**					**3,082**
	Grand Total					**7,626**

Source: Company

Strong operational performance to continue going forward

Highest occupancy levels amongst its peers

Apollo, over the past four years, has been able to consistently deliver strong operating performance in the form of high occupancies (76%in FY09), declining ALOS (from 5.7 days in FY06 to 5.13 days in FY09) and increasing revenue per bed per day (Rs 9,666 in FY09 from Rs 7,245 in FY06). Apollo's occupancy levels of 76-78% compare favourably with its peers such as Fortis and Max India whose occupancy levels are about 65 per cent. Apollo's average revenue per bed per day is however lower as compared to its peers, this is on account of the fact that it has a mix of secondary and tertiary care hospitals in its network as compared to its peers who have only tertiary care hospitals.

Table 2: Strong operational performance (stand alone)

	FY06	FY07	FY08	FY09	CAGR
No of beds	1,959	2,135	2,237	2,437	7.5%
Occupancy (%)	72%	77%	77%	76%	1.8%
ALOS (days)	5.70	5.50	5.18	5.13	-3.5%
Net ARPOB per day (excl HBP revenues) (Rs)	7,245	7,563	8,767	9,666	10.1%
Net ARPOB per day (incl HBP revenues) (Rs)	8,983	9,363	10,939	12,195	10.7%

Note: 1) ALOS = Average length of stay, lower the better

2) ARPOB = Average revenue per occupied bed

3) HBP = Hospital based pharmacy

Source: Company

Apollo plans to add 734 beds (a further 365 beds through JVs, subsidiaries and associates) in FY10, more than what the company cumulatively added in the past four years. Given the aggressive expansion plans we believe maintaining existing level of occupancy will be the key to profitability.

Apollo's ability to consistently increase ARPOB per day over the years is a key positive and boots its operational performance. The company has been able to achieve this as a mix of transitioning to a higher value added services as well as through tariff hikes. The tariff hikes which the company has been able to effect are indicative of the strong pricing power that the company enjoys on account of its strong brand name and reputation for operational excellence.

The company has over the past four years been consistently reducing the ALOS which allows the company to increase asset utilisation and thereby improve its RoCE. Apollo's hospital segment RoCE has improved from 17.3 per cent in FY07 to 19.4 per cent in FY09. However this improvement is not reflected in the company's overall financials as the improvement in the hospitals segment has been offset by losses in the pharmacy segment.

Aggressive expansion plans to boost revenue growth

Adding over 2,500 beds in the next three – five years

The company has aggressive expansion plans to add over 2,500 beds in the next 3-5 years with an investment of over Rs 15 Bn. Company plans to add these beds both in large cities such as Chennai, Mumbai, Hyderabad as well as in smaller cities like Trichy and Nellore through the 'Reach' initiative. Under this initiative it will be setting up 100-200 bed acute care hospitals in Tier II cities with a view to capture the under served market in these locations.

The company does not plans to add any further managed beds to its current network of 3,082 managed beds. These 3,082 managed beds add only about Rs 200 million to the company's revenue and limit the company's ability to expand in markets where it already manages beds. The strategy of not adding any further managed beds to its network will ensure that the company is able to expand in new markets through hospitals owned by it. Owned hospitals bring in more revenue and are more profitable as compared to managed hospitals. However, while the company does not intend to add managed beds in India, it

remains open to add managed beds in international markets.

The company plans to fund its expansions through a mix of debt and internal accruals. We expect that of the total capital expenditure of about Rs 15 Bn, Rs 5 Bn will be through debt with the balance being met through internal sources.

Table 3: Adding over 2,500 beds in the next three to five years

No	Name	Location	Ownership	Investment		Beds	DOC
				Total	Apollo's share		
	2009-10						
1	Apollo Heart Center - Greams Lane - 320 slice CT	Chennai	100% - AHEL	150	150	NA	Completed
2	Childrens Hospital - PH road	Chennai	100% - AHEL	312	312	82	Completed (June 09)
3	ASH Hospital – Expansion (incl Cyberknife I)	Chennai	100% - AHEL	660	660	30	Completed (July 09)
4	First Med - Expansion	Chennai	100% - AHEL	65	65	40	Completed (July 09)
5	Apollo Gleneagles	Kolkata	50% - JV	388	194	75	Completed (July 09)
6	Madurai - Expansion	Madurai	100% - AHEL	180	180	110	Completed (Aug 09)
7	Apollo Bramwell	Mauritius	20% - Associate	2,880	275	200	Completed (Aug 09)
8	MS Hospital	Bhubaneshwar	100% - AHEL	810	810	22	Oct-09
9	Jubilee Hills + Novalis	Hyderabad	100% - AHEL	1,027	1,027	200	Dec-09
10	Vikrampuri	Secundarabd	100% - AHEL	450	450	150	Dec-09
11	Apollo Gleneagles - Oncology and Novalis	Kolkata	50% - JV	529	353	40	Dec-09
12	Lavasa	Outside Pune	38% - JV	300	150	50	Dec-09
13	Reach Karaikudi	Karaikudi	100% - AHEL	210	210	100	Dec-09
14	Misc equipment	Various	-	144	108	NA	-
	Total			*7,955*	*4,794*	*1,099*	
	2010-11						
1	Reach Nellore	Nellore	75% - Subsidiary	615	615	200	Sep-10
2	Reach Trichy	Trichy	100% AHEL	655	655	200	Sep-10
3	Reach Aynambakkam	Aynambakkam	100% AHEL	700	700	200	Jan-11
4	Reach Nasik	Nasik	100% AHEL	415	415	110	Jan-11
5	MS Hospital	Vizag	100% AHEL	1,159	1,159	222	Mar-11
	Total			*3,544*	*3,544*	*932*	
	2011-12						
1	Ortho / Cosmetic Hospital - PH road	Chennai	100% AHEL	1,132	1,132	130	Jun-11
2	Ashok Birla Apollo Hospitals	Thane	60% - Subsidiary	1,737	434	225	-
	Total			*2,869*	*1,566*	*355*	
	2012-13						
1	CIDCO Project	Belapur	60% - Subsidiary	4,664	2,797	430	-
	Total			*4,664*	*2,797*	*430*	
	Grand total			19,032	12,701	2,816	

Source: Company

Strategy to augment presence in Tier II cities through 'Reach' initiative would provide immense business opportunities

CRISIL Equities believe that there exists an acute shortage of healthcare facilities in Tier II cities of India and hence that part of the country presents a huge opportunity. This is especially true for a company like Apollo which a strong brand name and has proved its capabilities on a national front. Envisaging a huge market and with a view to tap into it, Apollo has launched its 'Reach' initiative where in the company will set up acute care hospitals in Tier II cities of India. Apollo's competition in these markets would mainly be small unorganised players.

These hospitals will ensure that the local population in these cities need not travel to larger cities to avail better healthcare services. Besides catering to general medical specialities, these hospitals will also focus on cardiac ailment, which is a high margin segment within the spectrum of healthcare offerings.

Reach projects to have capital cost of 3-3.5 million per bed, revenue per bed per day of Rs 6,000

Hospitals set up under the 'Reach' initiative are expected to have a capital cost of approximately Rs 3 – 3.5 million per bed and have average revenue per bed per day of Rs 6,000. To compare, similar hospitals in metro cities would have a capital cost of about Rs 6 million per bed and revenue per bed per day of Rs 15,000.

Pharmacy business to break-even by FY11 and earn positive thereafter

India's largest network of retail pharmacies, 917 as of June 09

Apollo currently operates India's largest network of retail pharmacies (917 as of June 2009) with the most of the pharmacies located in Andhra Pradesh, Tamil Nadu, Karnataka, Maharashtra and Gujarat. Other players in the retail pharmacy space include Medplus, Guardian Lifecare and Fortis Healthworld.

By March 2010 the company plans to increase the number of stand alone pharmacies to 1,000. At this point the company has no firm plans to add more pharmacies in 2010-11 and therefore we have not considered any additions from 2010-11 onwards.

To break even at an EBIT level in FY11

We expect the financial performance Apollo's relatively new and currently loss making (-7% EBIT in FY09) pharmacy business to improve in FY10 (-3 to -4% EBIT in FY10) and to break even at an EBIT level during FY11. This business has been incurring losses since past three years; which is in line with the general industry trend wherein new pharmacy outlets typically take 12 – 18 months to break even at EBIT level.

The pharmacy business would earn positive EBIT margin as a result of various other measures that are being taken by Apollo apart from the fact that they would also mature in business cycle until FY11. The other measures being taken by the company to ensure profitability include:

- Closure of non performing outlets – The company is looking at closing outlets which have not been able to achieve breakeven in over 18 months of operations
- Reduction in the number of 24 hour pharmacies – As 24 hour pharmacies are not as profitable as regular pharmacies the company is reducing the number of 24 hour pharmacies in its network
- Negotiation of lower lease rentals
- The company has started providing value added services such as blood pressure measurement, wound dressing etc at pharmacy outlets in an effort to build customer loyalty.

The pharmacy business which accounted for 20 per cent of the company's consolidated turnover in FY09 has been loss making for the last three years. The losses made in this business have pulled down the consolidated financials of the company.

Table 4: Segment-wise financial performance

(Rs Mn)	FY06	FY07	FY08	FY09
Pharmacy				
Revenue	-	1,313	2,020	3,345
EBIT	-	-11	-88	-223
EBIT margin	-	-0.8%	-4.4%	-6.7%
Revenue share	-	13.7%	16.3%	20.5%
No of pharmacies				
Beginning	-	263	347	612
End	-	347	612	873
Average	-	305	480	743
Revenue per pharmacy		4.3	4.2	4.5
Hospitals				
Revenue	7,741	8,207	10,294	12,884
EBIT	972	1,279	1,816	2,398
EBIT margin	12.6%	15.6%	17.6%	18.6%
Revenue share	99.1%	85.6%	83.0%	78.8%
Total				
Revenue	7,811	9,589	12,400	16,350
EBIT	984	1,281	1,697	2,002
EBIT margin	12.6%	13.4%	13.7%	12.2%

Source: Company

Table 5: Segment-wise asset turnover and RoCE

	FY06	FY07	FY08	FY09
Hospitals				
Asset turnover	0.93	0.76	0.65	0.63
RoCE	19.1%	17.3%	15.3%	19.4%
Pharmacy				
Asset turnover	-	3.26	3.08	2.71
RoCE	-	-2.9%	-10.0%	-14.9%

Source: Company

Unlike the hospital business the pharmacy business is not capital intensive and is characterised by low margins. Once in FY10 the business as expected transitions to profitability, the business being non capital intensive will generate a decent RoCE even at the low margins that characterise the business.

Group companies will continue to drag the financial performance

Apollo through its group companies has presence in businesses such as Healthcare BPO, Health Insurance as well as core hospitals business. However, over the years, poor financial performance of group companies has dragged down the consolidated financial performance of Apollo. This is evident from the difference in PAT margins of the standalone entity vs. the consolidated entity. Barring FY07, the group companies have deteriorated the overall margins of the company largely because of Apollo Hospitals Intl and Apollo DKV.

Group companies pull down ov(.all financial performance

Table 6: Standalone vis-à-vis consolidated PAT Margins

	FY07	FY08	FY09
Stanalone PAT margin	10.1%	8.2%	8.1%
Consolidated PAT margin	10.0%	5.2%	6.0%

Source: Company

Table 7: Financial performance of group companies

(Rs Mn)	FY07	FY08	FY09
Apollo Health Street			
Revenue	1,428	3,212	5,088
PAT	60	-245	147
PAT margin	4%	-8%	3%
Ownership - Associate	46.4%	45.5%	45.5%
Apollo Gleneagles			
Revenue	768	878	1,082
PAT	-14	-30	24
PAT margin	-2%	-3%	2%
Ownership - JV	50%	50%	50%
Imperial Hospitals and Research Centre			
Revenue	-	225	577
PAT	-	-84	-105
PAT margin	-	-37%	-18%
Ownership - Subsidiary	-	51%	51%
Apollo Hospitals Intl			
Revenue	216	374	486
PAT	-119	-96	-119
PAT margin	-55%	-26%	-24%
Ownership - JV	50%	50%	50%
Apollo DKV			
Revenue	-	44	290
PAT	-	-282	-722
PAT margin	-	-641%	-249%
Ownership - JV	-	21.5%	20.1%

Source: Company

Apollo Health Street

The company has a 45.5% stake in Apollo Health Street Ltd, an associate company into the business of providing revenue cycle management solutions to the US healthcare industry. Apollo Health Street has been ranked number one among BPO healthcare service providers. It made losses in 2007 08 but turned profitable in 2008 09, reporting a PAT of Rs 147 Mn on a turnover of Rs 5,088 Mn. Apollo expects Apollo Health Street to achieve a turnover of around Rs 5,200 Mn and EBITDA margins of around 15-17%, in 2009 10.

Apollo DKV

Losses in Apollo DKV are a key concern

Apollo has a 20.12% stake in the JV, Apollo DKV Insurance Company Ltd a company engaged in the health insurance business. The insurance venture is currently making losses, but Apollo indicated that it will not be funding the losses of the JV and consequently its stake in the JV will decline. In 2008 09, the first full year of operations, Apollo DKV had a turnover of Rs 290 Mn but reported a net loss of Rs 722 Mn. Any positive step taken to address this issue may provide further upside.

Apollo Gleneagles, Imperial Hospitals & Apollo Hospitals Intl

These companies are engaged in the hospitals businesses in the cities of Kolkata, Bengaluru and Ahmedabad respectively. The poor financial performance of these companies is due to the fact that hospitals are long gestation projects and these hospitals are in their initial years. While Apollo Gleneagles has transitioned to profitability in FY09, Imperial Hospitals and Apollo Hospitals Intl continue to remain loss making. We expect these companies to transition to profitability by FY12.

Spin off of pharmacy and Health Street businesses likely

We expect the company to spin off the pharmacy and healthcare BPO businesses within the next two years

Over the next two years, Apollo is looking to spin off its investments in the pharmacy and Healthcare BPO businesses. In the pharmacy business the company would look to bring in a strategic partner while the company may look at listing Apollo Health Street. A DRHP for Apollo Health Street had been filed by the company in March 2008, however the issue did not materialise. Through the IPO the company was looking to raise about Rs 1,600 million for the purpose of prepayment of debt, however unfavourable market condition resulted in the IPO being called off.

The spin off of both these businesses will improve the consolidated financial performance of the company as the financial performance of the businesses being spun off is lower as compared to the core hospital business.

Financial Outlook

Sales to grow at a 3 year CAGR of 22%, driven by new hospitals and tariff hikes

We expect Apollo's sales in FY12 to reach Rs 29.1 Bn in FY12, up from 16.1 Bn in FY09, registering a 3 year CAGR growth of 22 per cent. With no new pharmacy outlet launches beyond FY11 we expect the hospital division to drive growth.

Hospital segment revenues to grow faster at a CAGR of 24%

The hospital segment revenues are expected to grow at a higher CAGR of 24 per cent during the period FY09 to FY12. This growth will be driven the commissioning of new hospitals as well as increasing tariffs. The company is expecting to add over 2,500 beds in the next three to five years; the on time commissioning of these new hospitals is key and any delay in these expansions will lead to lower top line growth. Further in our projections we have assumed that the company is able to increase ARPOB per day by 8-10 % every year through a combination of tariff hikes and a move towards further value added services. The ability of the company to steadily increase ARPOB per day will be critical to delivering top line growth of 22%.

Figure 1: Revenue and revenue growth


35,000
30,000
25,000
20,000
15,000
10,000
5,000
(Rs Mn)
35
30
25
20
15
10
5
(%)
2007-08
2008-09
2009-10
2010-11
2011-12
Revenue
% growth (RHS)

Source: Company, CRISIL Equities Estimate

EBITDA margin to improve but higher interest costs will limit PAT margin improvement

We expect Apollo's EBITDA margins to improve to 16.4% in FY12 from 14.2% in FY09. Margins in FY10 are expected to rise 15.5% before declining marginally to 15.2% in FY11 on account of lower profitability of new hospitals commissioned in the 2010-11 and the latter half of 2009-10. Margins are expected to rise to 16.4% in FY12. Going forward we expect margins to then gradually improve from FY12 onwards as the new hospitals achieve a ramp up in occupancy rates.

We expect PAT margins to improve to 7.7% in FY10 from 6% in FY09 before deteriorating to 6.8% by FY12. The dip is expected primarily as a result of higher interest costs on the debt taken to fund ongoing expansions being higher than the margin contribution by incremental space. Overall, we expect the consolidated PAT to grow at a CAGR of 27% during the period FY09-12.


Figure 2: EBITDA and EBITDA margins
6,000
5,000
4,000
3,000
2,000
1,000
(Rs Mn)
17.0
16.5
16.0
15.5
15.0
14.5
14.0
13.5
13.0
(%)
15.2
14.2
15.5
15.2
16.4
1,842
2,288
3,178
3,781
4,773
2007-08
2008-09
2009-10
2010-11
2011-12
EBITDA
EBITDA margin (RHS)
Source: Company, CRISIL Equities Estimate
Figure 3: PAT and PAT margins
2,500
2,000
1,500
1,000
500
(Rs Mn)
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
(%)
5.2
6.0
7.7
6.2
6.8
633
969
1,582
1,557
1,993
2007-08
2008-09
2009-10
2010-11
2011-12
PAT
PAT margin (RHS)
Source: Company, CRISIL Equities Estimate

RoE to improve by 400 bps to 11% by FY12; EPS to grow by 26% CAGR to Rs 32.3

RoE improvement to be driven by higher equity multiplier

We expect Apollo's RoE to rise by 400 bps and reach levels of 11% by FY12. A DuPont analysis of the company's RoE composition reveals that the bulk of the increase in RoE will be due to an increase in the equity multiplier (assets / equity). The equity multiplier of the company will increase as the company is taking on debt of Rs 5 Bn to fund its ongoing expansions. The net profit margin of the company will improve to 6.8% in FY12, a rise of 80 bps as compared to FY09. Improvement in the net profit margin will also contribute to the improvement in RoE.

Going forward beyond FY12 we expect the company's ROE to register significant improvement as new projects commissioned during FY10-12, achieve PAT breakeven.

We expect Apollo's EPS to grow at a CAGR of 26% and be at Rs 32.3 in FY12 as compared to Rs 16.1 in FY09. The growth in EPS will be on account of a combination of sales growth of 22% and an improvement in net margins of 80 bps.


Figure 4: EPS and RoE
35
30
25
20
15
10
5
0
(Rs)
14
12
10
8
6
4
2
0
(%)
2007-08
2008-09
2009-10
2010-11
2011-12
EPS
RoE (RHS)
Source: Company, CRISIL Equities Estimate

Management Overview and Corporate Governance

CRISIL Research's fundamental grading methodology includes a broad assessment of corporate governance and management quality, apart from other key factors such as industry and business prospects, and financial performance. In this context, CRISIL Research analyses shareholding structure, board composition, typical board processes, disclosure standards and related-party transactions. Any qualifications by regulators or auditors also serve as useful inputs while assessing a company's corporate governance.

Overall, we grade Apollo's management as strong

Strong management with established track record

Apollo's management, led by Dr. Prathap C. Reddy, brings to the table sound business knowledge and leadership, as well as long years of relevant experience. A pioneer of corporate healthcare in India, Apollo has grown from having 150 beds in Chennai in the early 1980s to its current network of over 7,600 beds in 46 locations, making it India's largest private healthcare provider.

Moderate risk appetite

Over the years, Apollo's management has exhibited a moderate risk-taking appetite. This is evident from its decision to be in cities such as Mumbai, Delhi and Bengaluru through JVs and associates. This is strategic, so as to offset the high land cost and de-risk the financial variables. In the past, the management invested in healthcare businesses, outside of its core hospital business. Examples include the health insurance venture (Apollo DKV), the healthcare BPO business (Apollo Health Street) as well as its pharmacy business. In keeping with its moderate risk appetite, Apollo tried to offset risks in new businesses by roping in partners. This is the case for both Apollo DKV and in Apollo Health Street, in which Apollo has 20.12% and 45.49% stakes, respectively. Over the next two years, Apollo is looking at spinning off its pharmacy business as well as Apollo Health Street—thereby helping unlock value for Apollo shareholders.

Second-line management

While it is currently led by founder–chairman Prathap Reddy, a clear succession plan exists with his eldest daughter Preetha Reddy taking over later. There is also a clear demarcation of roles between the other Reddy daughters, with Suneeta Reddy, Shobhana Kamineni and Sangita Reddy in charge of finance, new initiatives and operations, respectively. They are ably supported by K. Padmanabhan, group president and S.K. Venkataraman, CFO and Company Secretary. While the management succession plan is family-led, we believe this will not affect operational performance, due to the thorough technical expertise and professional knowledge of the successors.

Board composition and processes:

Apollo follows good corporate governance practices

Apollo's Board comprises fifteen members, nine of whom are independent, which is well above SEBI's stipulated minimum. Its processes and structures broadly conform to the minimum standards. Assessing the company's disclosure levels—based on balance sheet disclosures, Web site information, etc—CRISIL Research thinks that Apollo's corporate governance conforms to minimum disclosure requirements.

Based on the disclosures, we opine that processes appear to be well-structured; audit and other committees like grievance committee are in place. The audit and remuneration committees are chaired by independent directors Deepak Vaidya and N. Vaghul,

respectively. Further, the chairman works independently from the managing director/CEO.

The board comprises people with varied experience and professional diversity, with processes meeting the minimum acceptance levels. Disclosure levels are sufficient to gauge many aspects of the business.

Valuation — Grade:4/5

We believe Apollo will earn Rs 32.3 per share in FY12, up from Rs 16.1 in FY09 registering a 3 year CAGR of 26%.

Fundamental price of Rs 642 indicates potential upside

We have used the two-stage discounted cash flow (DCF) approach to value Apollo and have the fundamental value of Apollo's each share to be Rs 642. Consequently, we initiate coverage on Apollo with a valuation grade of **'4/5**, indicating that there is a potential **'Upside'** to the current stock price.

Key assumptions of our valuation

- Apollo will continue its current growth phase till FY13-14 during which major expansion plans will be executed. We expect it to reap the benefits of the expansion from FY15 onwards. Hence, we have considered discounted value of the firm's estimated free cash flow in two stages i.e. expansion phase (until FY14) and beyond (FY15-17).
- No new pharmacies will be added from FY10 onwards and existing ones will report a yearly top-line growth of 3%
- We have not assumed any spin off of the pharmacy and BPO businesses. If undertaken, this would positively impact the company's financials and hence the valuation

Table 8: WACC calculation

Risk free rate of return	7.00%
Beta	0.8
Equity risk premium	6.00%
Cost of equity	11.80%
Cost of debt (post tax)	6.90%
WACC	**9.90%**
Terminal growth rate	**5.00%**

Our fundamental price of Rs 642 is derived by assuming a terminal growth rate of 5%, beta of 0.8 times and an equity risk premium of 6%.

Table 9: Sensitivity analysis

		Terminal growth rate				
		4.0%	4.5%	5.0%	5.5%	6.0%
WACC	9.0%	667	756	867	1,010	1,202
	9.5%	574	645	732	841	980
	9.9%	510	570	642	730	842
	10.6%	432	480	536	604	687
	11.0%	377	417	463	518	584

Source: CRISIL Equities Estimates

Company Overview

Apollo Hospitals Enterprises Ltd (AHEL) was jointly promoted by Dr Prathap Reddy and Mr Obul Reddy in 1979. The company commenced operations in 1983 with 'Apollo Chennai', the first corporate hospital to be set up in India. The company has three lines of businesses: hospitals, pharmacies and consultancy, with hospitals forming the mainstay of the company's business, accounting for maximum revenues. Today, Apollo Hospitals is the largest pharmacy chain in the country, having 917 outlets. Besides, its consultancy division provides project and operation management support to hospitals across the country and abroad.

Largest healthcare group

The Apollo Hospitals group started off as a single hospital in Chennai with just 150 beds. Today, it has grown to a network of over 40 hospitals with about 7,600 beds across the country and abroad. The group has evolved into a healthcare powerhouse with interests across the healthcare space.

An integrated player

Apollo Group is an integrated player, with its activities covering a vast spectrum of healthcare services. Hospitals are the main business, followed by pharmacy. Its other healthcare service activities include hospital consultancy, medical business process outsourcing, clinics, telemedicine and health insurance.

Table 10: Apollo group: Business structure

Service	Brand name	Units	Details
Hospitals	Apollo Hospitals	46	Has hospitals all over India and abroad
Pharmacy	Apollo Pharmacies	917	A network of 917 stand alone pharmacies mainly in Andhra Pradesh, Tamil Nadu, Karnataka, Maharashtra and Gujarat
Clinics	Apollo Clinics	100	Operates a network of clinics through AHEL and its subsidiary Apollo Health and Lifestyle Ltd.
Telemedicine	Apollo Telemedicine Networking Foundation (ATNF)	-	Access to huge medical network; helps expand reach and achieve growth
Health Insurance	Apollo DKV	-	Through JV Apollo DKV
TPA	Family Health Plan	-	Through Associate company Family Health Plan Ltd
Home care	-	-	Apollo provides medical and paramedical services including doctor's consultation, physiotherapy direct to patient homes through its subsidiary Unique Home Health Care Limited
Healthcare BPO	Apollo Health Street	-	Provides revenue cycle management solutions to the US healthcare industry through its associate company Apollo Health Street

Source: CRISIL Research

Leader among private healthcare service providers in India

Apollo Hospitals is the largest private healthcare company in India and enjoys a leadership position among private healthcare service providers in India. Its pan India presence coupled with quality healthcare services, advanced technology and presence of skilled doctors lend credibility to the group to benefit from healthcare opportunities and stay ahead of competition. Its nearest competitor is Fortis Healthcare with about 5,000 beds. As can be seen from the table below, the revenue of Apollo is more than twice that of its largest competitor.

Table 11: Competitive landscape

	Apollo	Fortis	Max Healthcare
No of beds	7,626	5,236	770
Operating income (Rs Mn)	16,142	6,354	2,721
EBITDA margins (%)	14.2	13.0	11.0
Net profit margin (%)	6.0	3.2	17.5
RoCE (%)	9.4	9.8	6.9

Source: CRISIL Research

Industry Outlook

Healthcare delivery market pegged at Rs 1,690 billion in 2008

CRISIL Research has estimated the market size for healthcare delivery (hospitals) to be 2.6 billion treatments in 2008, which translates into Rs 1,690 billion in value terms. Of this total market, the share of in-patients and outpatients is 1.7 per cent and 98.3 per cent in volume terms, and 53.0 per cent and 47.0 per cent in value terms.

Healthcare delivery market to grow to Rs 4,950 billion by 2018

Healthcare delivery market to grow at a CAGR of 11% till 2018

CRISIL Research expects the market to grow at a CAGR of 12 per cent over the next 5 years and become an industry of Rs 2,977 billion by 2013. It will further grow at 10.7 per cent during 2013-2018 and touch Rs 4,950 billion by 2018.

Figure 5: Healthcare delivery market size and growth


(Rs billion)
5500
5000
4500
4000
3500
3000
2500
2000
1500
1000
500
0
CAGR 12%
CAGR 10.7%
CAGR 14.8%
CAGR 8.3%
CAGR 12.2%
CAGR 8.2%
1,690
2,977
4,950
903
787
1802
1175
3,205
1745
2008
2013
2018

Source: CRISIL Research

CRISIL Research expects the growth in in-patient revenues to significantly outpace that in out-patient revenues. Our estimates suggest that in-patient revenues currently amount to Rs 903 billion (accounting for 53 per cent of the total revenues), while out-patient revenues are pegged at Rs 787 billion (accounting for 47 per cent of the total revenues). We expect in-patient revenues to grow to Rs 1,802 billion and 3,205 billion in 2013 and 2018 respectively from Rs 903 billion in 2007. Besides, CRISIL Research expects out-patient revenues to grow to Rs 1,175 billion and Rs 1,745 billion in 2013 and 2018 respectively from Rs 787 billion in 2008.

0.81 million beds to be added by 2013 with an investment of Rs 2.1 Tn

There is a huge shortage of healthcare infrastructure in the country. India at present has about 0.9 hospital beds per 1,000 population as against the global benchmark of 3 – 3.5 beds per 1,000 population. To address this shortage India needs to set up an additional 0.81 million hospitals beds at an investment of Rs 2.1 Tn by 2018. During the period 2018 to 2027 India will need to add an additional 0.93 million beds with an investment of Rs 2.9 Tn.

Figure 6: Beds required and investment needed


(nos.)
(Rs bn)
1,800,000
1,500,000
1,200,000
900,000
600,000
300,000
5500
5000
4500
4000
3500
3000
2500
2000
1500
1000
500
349,321
873
808,518
2113
1,208,813
3314
1,740,730
5016
2013P
2018P
2022P
2027P
Cumulative additional beds needed (LHS)
Cumulative investments needed (RHS)

Source: CRISIL Research

Hospitals projects represent attractive long term investments

CRISIL Research is of the view that hospital projects represent long term investment opportunities. The attractive returns earned by such projects coupled with the shortage of hospital beds in the country support our view. We have computed the project internal rate of return's (IRR) of a multi-speciality, tertiary care hospital under three scenarios with differing assumptions on occupancy rates, land costs, escalation rate of revenue per patient and land costs in each scenario. In our base case scenario, an investment in a tertiary care, multi-speciality hospital would have a project IRR of 16.4 per cent. Even in our bearish case the project IRR remains relatively healthy at 11.6 per cent, while in our optimistic case it rises to an attractive 19.9 per cent.

Hospital projects earn attractive IRR's

Table 12: IRR's of hospital projects

(per cent)	Project IRR	Equity IRR
Base case	16.4	19.9
Bull case	19.9	24.6
Bear case	11.6	13.7

Source: CRISIL Research

Returns to accrue only over the long term

Green Field Hospital projects located in India would typically make a net profit only in their fourth year of operations, while their payback period would range from 6 – 7 years. The losses made in the initial years of operations would be due to lower occupancy rates in the initial years as well as higher interest and depreciation costs. The profitability of hospitals is highly sensitive to occupancy rates given the fact that staff costs, which account for 15-20 per cent of sales, are largely fixed in nature. Thus, net margins which start of being negative in the first three years of operations would rise to their peak levels of 14-15 per cent only after 6 - 7 years of operations.

Annexure: Financials

Table 13: FINANCIAL STATEMENTS

Income Statement

(Rs Mn)	FY 08	FY 09	FY 10 E	FY 11E	FY 12 E
Operating Income	12,148	16,142	20,564	24,942	29,130
EBITDA	1,842	2,288	3,178	3,781	4,771
Depreciation	517	632	817	1,011	1,174
Interest	382	459	516	753	965
Other Income	169	302	502	292	325
PBT	994	1,459	2,348	2,310	2,957
PAT	633	969	1,582	1,557	1,993

Balance Sheet

(Rs Mn)	FY 08	FY 09	FY 10 E	FY 11E	FY 12 E
Equity (Including reserves)	13,066	14,634	16,445	17,424	18,802
Debt	5,310	6,669	10,727	11,800	10,870
Current Liabilities and Provisions	2,251	2,693	3,044	3,317	3,554
Deferred Tax Liability/(Asset)	470	446	414	381	340
Capital Employed	**21,097**	**24,442**	**30,629**	**32,922**	**33,567**
Net Fixed Assets	9,557	12,642	18,735	19,544	21,076
Investments	6,242	5,914	5,100	5,697	3,991
Loans and advances	1,729	2,103	2,122	2,222	2,322
Inventory	863	1,162	1,451	1,764	2,030
Receivables	1,423	1,744	2,222	2,695	3,147
Cash & Bank Balance	1,283	876	1,000	1,000	1,000
Applications of Funds	**21,097**	**24,442**	**30,629**	**32,922**	**33,567**

Ratios

	FY 08	FY 09	FY 10 E	FY 11E	FY 12 E
Sales growth	27.9%	32.9%	27.4%	21.3%	16.8%
EBITDA growth	20.7%	24.2%	38.9%	19.0%	26.2%
EPS growth	-41.6%	49.1%	59.2%	-1.6%	28.0%
Adjusted EPS growth	-41.6%	49.1%	59.2%	-1.6%	28.0%
EBITDA Margin	15.2%	14.2%	15.5%	15.2%	16.4%
PAT Margin	5.2%	6.0%	7.7%	6.2%	6.8%
Return on Capital Employed (RoCE)	8.1%	9.2%	10.5%	10.5%	13.2%
Return on Equity (RoE)	6.1%	7.0%	10.2%	9.2%	11.0%
Adjusted Return on Equity (RoE)	6.1%	7.0%	10.2%	9.2%	11.0%
Debtors days	43	39	39	39	39
Inventory days	31	31	30	30	30
Creditor days	51	41	41	41	41
Gross current days	154	128	117	109	104
Earnings Per Share (Rs)	10.8	16.1	25.6	25.2	32.3
Adjusted Earnings Per Share (Rs)	10.8	16.1	25.6	25.2	32.3
Book Value Per Share (Rs)	222.6	242.9	266.2	282.0	304.3
Debt-Equity (Times)	0.4	0.5	0.7	0.7	0.6
Current Ratio	2.4	2.2	2.2	2.3	2.4
Interest Coverage	0.2	0.2	0.2	0.2	0.2
Price-Earnings (Times)	50.9	34.1	21.4	21.8	17.0
Price-Book (Times)	2.5	2.3	2.1	1.9	1.8
EV/EBITDA (Times)	17.9	16.1	13.3	11.3	9.1

Source: CRISIL Equities Estimate

About CRISIL Limited

CRISIL is India's leading Ratings, Research, Risk and Policy Advisory Company

About CRISIL Research

CRISIL Research is India's largest independent, integrated research house. We leverage our unique, integrated research platform and capabilities spanning the entire economy-industry-company spectrum to deliver superior perspectives and insights to over 600 domestic and global clients, through a range of subscription products and customised solutions.

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